Mail Stop 3561

December 19, 2008

Mr. Jack Margareten
Acting President and Chief Executive Officer
Gen/Rx, Inc
600 Woodmere Boulevard
Woodmere, NY 11598

> **Re:** **Gen/Rx, Inc**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-24496**

Dear Mr. Margareten:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 9A (T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 12

1. In light of the comments below regarding deficiencies in management's annual report on internal control over financial reporting, please consider whether management's failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the

report and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted. Please note that, based on the issues raised in this comment letter, you may only need to file an abbreviated Form 10-K/A.

Management's Annual Report on Internal Control over Financial Reporting, page 13

2. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T) (a) (2) of Regulation S-K.

3. We note your disclosure of a material weakness; however you have not concluded on the effectiveness of internal control over financial reporting (i.e. effective or ineffective). Your management report did not comply with the requirement of Item 308(a) (3) of Regulation S-K. The existence of a material weakness will preclude management from concluding that internal control over financial reporting is effective. Accordingly, please revise to state your conclusion on the effectiveness of your internal control over financial reporting.

Form 10-Q for the quarterly period ended March 31, 2008.

Item 4. Controls and Procedures

4. We note that your disclosures do not comply with Item 307 of Regulation S-K. Specifically, your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure. We also note similar disclosure in your quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Please amend your filings to address each of the matters noted above.

5. We note your disclosure that your certifying officer concluded that your disclosure controls and procedures were adequate. We also note similar disclosure in your quarterly reports for the periods ended June 30, 2008 and September 30, 2008. Please explain to us the meaning of adequate. It is not clear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective or ineffective. In light of the comments above regarding disclosure controls and procedures, please

consider whether management's failure to provide appropriate disclosures impacts its conclusions regarding the effectiveness of your disclosure controls and procedures <u>as of the end of the period</u> covered by the report and revise your disclosure as appropriate. If you believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

<u>Exchange Act Reports</u>

6. Please revise your other Exchange Act reports, as necessary, to comply with the comments above. Specifically address our comments above regarding your disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services